Mail Stop 4561

November 20, 2006

Michael Moulton
Chief Financial Officer
Epic Bancorp
851 Irwin Street
San Rafael, CA 94901

   RE: **Epic Bancorp**
      Form 10-K for Fiscal Year Ended December 31, 2005
      Filed March 30, 2006
      File No. 000-50878

Dear Mr. Moulton,

  We have completed our review of your Form 10-K and have no further comments at this time.

       Sincerely,

       Kevin W. Vaughn
       Accounting Branch Chief